UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

General Employment Enterprises, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

224051102

(CUSIP Number)

Gregory L. Skaggs, PSQ, LLC, 370 Claggett Rd, Leitchfield, KY 42754  (502) 410-6920

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	PSQ, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	9,325,681
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	9,325,681
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned		9,325,681
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11)		45.6%
14.	Type of Reporting Person (See Instructions)		OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	Gregory L. Skaggs
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	9,325,681
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	9,325,681
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned		9,325,681
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11)		45.6%
14.	Type of Reporting Person (See Instructions)		IN

Item 1.	Security and Issuer

The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.  The primary purpose of amending the Schedule 13D is to reflect sales of the issuer's common shares by PSQ, LLC, which is wholly owned by Gregory L. Skaggs.  PSQ, LLC and Gregory L. Skaggs have decided to file this Amendment No. 3 jointly.

Item 2.	Identity and Background
(a)

This statement is being filed by (i) PSQ, LLC, a Kentucky limited liability company ("PSQ"), and (ii) Gregory L. Skaggs ("Mr. Skaggs").  Each of the foregoing is referred to as a "Reporting Person" and together as the "Reporting Persons."  Mr. Skaggs is the sole managing member of PSQ.  By virtue  of this relationship, Mr. Skaggs may be deemed to beneficially own the Shares of the Issuer owned directly by PSQ.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) Principal business address of PSQ and Mr. Skaggs: 370 Claggett Rd, Leitchfield, KY 42754.
(c) Principal business of PSQ: investing in securities. Principal business of Mr. Skaggs: consulting.
(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) PSQ is organized under the laws of the state of Kentucky. Mr. Skaggs is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration
The funds to acquire the Shares came from the Working Capital of PSQ and the funds received in the sale of these securities went back into the Working Capital of PSQ.
Item 4.	Purpose of Transaction
PSQ and Mr. Skaggs wish to reduce the amount of Shares owned by PSQ; thus, they initiated sales of the Shares.
Item 5.	Interest in Securities of the Issuer
(a)

The aggregate percentage of Shares reported owned by each person named herein is based upon 20,449,675 Shares outstanding on March 31, 2011, as reported in the Issuer's Form 10-Q filed with the SEC on May 16, 2011.  As of the close of business on July 15, 2011, PSQ directly owned 9,325,681 Shares, constituting approximately 45.6% of the Shares outstanding.  By virtue of his relationship with PSQ described in further detail in Item 2, Mr. Skaggs may be deemed to beneficially own the Shares owned directly by PSQ.

(b) Each of the Reporting Persons may be deemed to have the sole power to vote and dispose of the 9,325,681 Shares that are beneficially owned and referred to in this statement.
(c)

In the past sixty days, Gregory L. Skaggs has, through PSQ, made the sales listed below of Shares in the Issuer.  Each of the transactions was an open market transaction.  The information below lists, respectively, the date of the sales, the number of Shares sold, and the per share price of the Shares.

6/20/11  - 37,280 - $0.25

6/17/11  - 100 - $0.25

6/16/11  - 100 - $0.25

6/15/11  - 3,300 - $0.25

6/14/11  - 15,000 - $0.25

6/13/11  - 9,777 - $0.25

6/10/11 - 20,900 - $0.257

6/9/11  - 100 - $0.26

6/9/11 - 1,300 - $0.258

6/8/11- 44,666 - $0.251

6/6/11- 25,000 - $0.25

6/3/11 - 40,700 - $0.25

5/26/11 - 8,900 -  $0.32

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PSQ, LLC

By:  /s/ Gregory L. Skaggs

Gregory L. Skaggs

       /s/ Gregory L. Skaggs

Gregory L. Skaggs

Date:

7/22/2011

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